DEVCON INTERNATIONAL CORP.







ANNUAL REPORT 2001

DEVCON
INTERNATIONAL CORP.

Devcon produces and distributes crushed stone, ready-mix concrete, concrete block and asphalt and distributes bulk and bagged cement in the eastern Caribbean. Principal operations are on St. Croix and St. Thomas in the U.S. Virgin Islands, on St. Maarten in the Netherlands Antilles, on St. Martin in the French West Indies, on Puerto Rico, and on Antigua in the independent nation of Antigua and Barbuda. The Company also dredges harbors, builds marine facilities, constructs golf courses and prepares sites for residential, commercial and industrial projects.



On the Cover

Devcon constructs golf courses including the Greg Norman-designed course (right) at Emerald Bay Resort on Great Exuma Island in the Bahamas.

The Company also performs marine construction work such as the public fishing-boat dock and launching ramp facilities (upper left) on Antigua.

Devcon's materials business is focused on its quarries, located on five Caribbean islands including St. Croix (lower left), which produce a full range of aggegates.

Financial Highlights

(In thousands)	2001	2000
Revenue	$ 54,888	$ 65,248
Cost of revenue	44,628	54,069
Selling, general and administrative expenses	10,058	11,302
Provision for doubtful accounts, notes	163	335
Impairment of long-lived assets	31	702
Operating income (loss)	8	(1,160)
Other income	3,251	20,362
Income before income taxes	3,259	19,202
Income taxes	829	715
Net earnings	$ 2,430	$ 18,487
Earnings per share:		
Basic	$ .67	$ 4.80
Diluted	$ .61	$ 4.40
Weighted average common shares outstanding:		
Basic	3,632	3,851
Diluted	3,963	4,202

Dear Shareholder:

Several leading chroniclers of today's best business practices have expounded on the succinct notion: CASH IS KING. We agree, and Devcon's operations at present are being managed for optimum cash flow.

Little year-to-year change in our low level of debt – only 4.4 percent of total capital – combined with our strong cash flow allowed the company . . .

- To repurchase approximately 97,000 shares, or 2.6 percent of Devcon common stock, and
- To continue with our ongoing program of major improvements in our quarries while holding future capital expense budgets to about 60 percent of the Company's depreciation.

The result is a strong balance sheet that, we feel, should continue to improve in 2002.

One practice evolving in construction contracting is the increasing occurrence of contractors helping to finance customer projects. Today, a contractor can often influence his selection and profitability by showing a willingness and ability to help finance projects. Accordingly, the Company must maintain a strong financial position to remain competitive. We will, however, be very selective and continue our fiscally conservative practices.

Operationally, 2001 was another good year for our construction contracting division. At the beginning of 2001, we were awarded $8.2 million in new contracts covering projects that are well on their way to completion in early 2002:

- A small land development project at West End near Freeport on Grand Bahama Island,
- A dredging project which was part of the airport expansion on St. Maarten in the Netherlands Antilles,
- Two additional fisheries for Japanese interests who are donating these public fishing-boat dock and launching facilities to the government of Antigua for use by the Antiguan people, and
- The latest phase of runway and taxiway extensions at the airport on St. Croix in the U.S. Virgin Islands.

When the developers of Emerald Bay Resort successfully completed a $140 million financing in January 2002, Devcon accelerated construction of the golf course and marina as well as site preparation and infrastructure on this world-class resort on Great Exuma Island in the Bahamas. We should wrap up most of the balance of our $24 million contract on this project near year-end as Emerald Bay Resort aims for a March 2003 opening.

Devcon's construction materials business experienced mixed results during the past year. Economic conditions vary significantly from island to island. Aggregates volume started the year at a fairly strong pace. Then, as the year progressed and we completed some large projects, the demand for aggregates began to slip. The early results for the first few weeks of 2002 show some signs of renewed demand on certain islands, particularly Antigua, and some continued softness, most notably on the half-Dutch, half-French island of St. Maarten/St. Martin which had recovered nicely in 2001 after struggling for several years.

We are in the process of revamping some of our operations in the materials division. These changes along with our quarry improvements are all aimed at reducing costs and making Devcon the low-cost producer of a full range of aggregates on five islands in the eastern Caribbean. Recent improvements have been focused on the quarries in Antigua, St. Maarten and Puerto Rico with capital projects continuing in St. Thomas and St. Croix.

As to where we are heading, we want you to know that our Board of Directors is working with our advisors and management to examine different scenarios for the Company's future. The independent directors are addressing the issue of succession. In the near future, we hope to have in place a succession plan, putting yours truly in a position to turn the reigns over to a younger person or group.

The independent directors and our advisors are also evaluating a wide range of strategic alternatives, and we hope to come up with some answers before the end of the year. We are committed to examining all opportunites available to us to improve the return on our assets. Devcon is a relatively strong cash company with a solid balance sheet; however, we recognize that further measures are necessary to increase shareholder value.

As always, we appreciate your patience and your continued support.

DONALD L. SMITH, JR.
Chairman, President and
Chief Executive Officer

May 1, 2002







CONSTRUCTION CONTRACTING





Devcon has accelerated construction of the Greg Norman-designed golf course (above, top) and a marina as well as site preparation and infrastructure (above) at Emerald Bay Resort on Great Exuma Island in the Bahamas. The St. Croix airport runway and taxiway extensions (left) are nearly complete using Devcon-developed soil cement base and aggregates in the asphalt. The dredge-and-fill project (far left, top) was part of the St. Maarten airport expansion. See page 8 for more on the fishing facilities (far left, bottom).


IMER
SCGC

Devcon's materials division focuses on its quarries which produce a full range of aggregates from boulders to sand. Continuing a program of major capital improvements, the St. Martin quarry (above) is revamping its hauling and delivery operations to rely more on independent entrepreneurs. The St. Thomas quarry (right) is being updated with new rock crushing and handling equipment. Improvements were completed earlier at Guaynabo, Puerto Rico (far right, top) and on Antigua (far right, bottom)







CONSTRUCTION MATERIALS







SYNERGY

Current examples of Devcon's contracting and materials businesses working together are three fisheries -- fishing dock and launching ramp facilities -- constructed for Japanese interests who are donating these facilities to the government of Antigua for public use. Boulders and smaller aggregates as well as ready-mix concrete were supplied by Devcon's Antigua Masonry Products to the Company's construction division.

Selected Financial Data

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Earnings Statement Data:		(In thousands, except per share amounts)			
Materials revenue	$ 39,703	$ 50,956	$ 55,313	$ 50,448	$ 51,461
Construction revenue	15,185	14,292	12,721	15,359	9,852
Other revenue	–	–	–	371	2,931
Total revenue	54,888	65,248	68,034	66,178	64,244
Cost of materials	32,182	42,608	46,364	41,281	41,659
Cost of construction	12,447	11,461	11,000	12,900	9,709
Cost of other	–	–	–	246	2,311
Gross profit	10,259	11,179	10,670	11,751	10,565
Operating expenses	10,251	12,339	12,888	10,806	23,143
Operating income (loss)	8	(1,160)	(2,218)	945	(12,578)
Other income (deductions)	3,252	20,362	(821)	(122)	(2,651)
Income (loss) from continuing operations before income taxes	3,260	19,202	(3,039)	823	(15,229)
Income taxes	830	715	273	339	307
Net earnings (loss)	$ 2,430	$ 18,487	$ (3,312)	$ 484	$(15,536)
Earnings (loss) per share.:					
Basic	$ 0.67	$ 4.80	$ (.74)	$ .11	$ (3.45)
Diluted	$ 0.61	$ 4.40	$ (.74)	$ .11	$ (3.45)
Weighted average number of shares outstanding:					
Basic	3,632	3,851	4,481	4,499	4,499
Diluted	3,963	4,202	4,481	4,520	4,499
Balance Sheet Data:					
Working capital	$ 16,203	$ 14,035	$ 6,549	$ 6,910	$ 8,713
Total assets	67,952	72,136	81,914	82,430	86,433
Long-term debt, excluding current portion	2,455	2,465	14,350	18,153	16,982
Stockholders' equity	53,845	52,434	39,436	43,641	42,816

Market Information

Our Common Stock is traded on the Nasdaq National Market System under the symbol DEVC. The following table shows high and low prices for our Common Stock for each quarter for the last two fiscal years as quoted by Nasdaq.

2001	High	Low
First Quarter	$ 7.25	$ 6.19
Second Quarter	7.50	6.43
Third Quarter	7.28	6.55
Fourth Quarter	6.80	5.70

2000	High	Low
First Quarter	$ 7.38	$ 5.13
Second Quarter	7.50	6.38
Third Quarter	7.47	6.25
Fourth Quarter	7.06	5.31

As of March 5, 2002, there were 145 holders of record of the outstanding shares of Common Stock plus more than 500 beneficial owners holding our Common Stock in their brokers' name. The closing sales price for the Common Stock on March 5, 2002, was $6.35. We paid no dividends in 2001 or 2000. The payment of cash dividends will depend upon the earnings, consolidated financial position and cash requirements of the Company, its compliance with loan agreements and other relevant factors. We do not presently intend to pay dividends. No unregistered securities were sold or issued in 2001, 2000 or 1999.

Management's Discussion and Analysis

Dollar amounts of $1.0 million or more are rounded to the nearest one tenth of a million; all other dollar amounts are rounded to the nearest one thousand and all percentages are stated to the nearest one tenth of one percent.

This Management's Discussion and Analysis contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations and beliefs. These statements involve risks and uncertainties that are beyond our control, and actual results may differ materially depending on many factors including, without limitation, the financial condition of our customers, changes in domestic and foreign economic and political conditions, demand for our services, changes in our competitive environment, changes in infrastructure requirements, changes in available financing and/or cash flow, fixed price contract risks, bidding errors, unanticipated increase in costs, penalty clauses, United States currency fluctuations versus other currencies, foreign nations' exchange controls, restrictions on withdrawal of foreign investments and terrorist acts that directly or indirectly could affect our business.

These and other factors could cause actual results or outcomes to differ materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date it is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date it is made. It is not possible for management to predict what factors might have an affect on our business in the future.

Critical Accounting Policies and Estimates

Our discussion of our financial condition and results of operations is an analysis of the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), consistently applied. The preparation of these Consolidated Financial Statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, cost to complete construction contracts, assets held for sale, intangible assets, income taxes, warranty obligations, restructuring, business divestitures, pensions and other employee benefit plans or arrangements, environmental matters, and contingencies and litigation. We base our estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- We estimate costs to complete our construction contracts based on experience from similar work in the past. If the conditions of the work to be performed changes or if the estimated costs are not accurately projected, the gross profit from construction contracts may vary significantly in the future.

- We maintain allowances for doubtful accounts for estimated losses resulting from management's review and assessment of our customers' ability to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. If the customers pay a previous impaired receivable, income will be taken.

- We maintain reserves for estimated obsolescence or unmarketable inventory for the difference between the cost of inventory and the estimated market value based upon assessments about current and future demand and market conditions. If actual market conditions were to be less favorable than those projected by management, additional inventory reserves could be required. If the actual market demand surpasses the projected levels, certain inventory reserves would be removed and the result of operations would be higher than expected.

- We maintain an accrual for deferred compensation agreements with the Company's President and certain other employees. This accrual is based on the life expectancy of these persons. Should the actual longevity vary significantly from the United States insurance norms, the accrual may have to be significantly increased or diminished at that time.

- Based on written legal opinion, we have not recorded a liability of $6.1 million for taxes assessed by the Government of Antigua and Barbuda for the years 1995 through 1999. The Government may also assess further taxes for the years prior and subsequent to the assessed tax years. We are appealing said assessments. However, if our appeal is not successful, a significant tax liability may have to be recorded. We do not believe losing the appeal would have an immediate effect on our cash flow, as the Government of Antigua and Barbuda owes us in excess of $30 million. See Notes 3 and 8 of Notes to Consolidated Financial Statements.

• We have $37.8 million of un-repatriated earnings in our foreign subsidiaries. We have no intention of bringing these earnings back to the United States, unless we can do so in a tax-free manner. However, should we be forced to repatriate the earnings, we would have to recognize and pay a substantial U.S. federal income tax. The tax would be approximately 34 percent of the repatriated amount, or potentially $12.9 million.

• We were accounting for the notes receivable from the Government of Antigua and Barbuda under the cost-recovery method until April 2000. Subsequent to a restructuring of the notes, we started to account for the notes using the accrual method. Should the payments from the government diminish or become uncertain, we may have to revert to the cost-recovery method or impair the notes. This could decrease our earnings significantly. See Note 3 to Consolidated Financial Statements.

• We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Comparison of Year Ended December 31, 2001 with Year Ended December 31, 2000

Revenue

Our revenue was $54.9 million in 2001 and $65.2 million in 2000. This 15.9 percent decrease reflects a decrease in materials revenue, partially offset by an increase in construction revenue.

Our materials revenue decreased 22.1 percent to $39.7 million in 2001 from $51.0 million in 2000. This decrease was primarily due to the sale of our cement terminals in the Caribbean and the sale of our operations in Dominica in 2000 and to the termination of a cement distribution agreement in March 2001. Excluding these operations, materials revenue decreased by 7.2 percent, primarily due to decreased demand for block and concrete in St. Martin and Antigua. We have, during the fourth quarter of 2001, seen significantly diminished demand in our St. Martin and Antigua operations. We believe this is a result of a slowdown in the islands' economy due to reduced tourism in those islands in the aftermath of the events of September 11, 2001. However, we have seen continued strengthening demand in the U.S. Virgin Islands over the last year. At this time, we cannot predict materials revenue levels in 2002.

Revenue from our construction division increased 6.2 percent to $15.2 million in 2001 from $14.3 million in 2000. This increase resulted primarily from increased activity with our dredge in St. Martin, partially offset by lower activity in the U.S. Virgin Islands and Antigua. Our backlog of unfilled portions of land development contracts at December 31, 2001 was $10.5 million involving 7 projects, as compared to $13.0 million involving 7 projects at December 31, 2000. The backlog of the contract in the Bahamas at December 31, 2001 was $7.2 million. We expect most of the current backlog to be completed during 2002. Since December 31, 2001 we have not entered into any new significant construction and dredging contracts in the Caribbean. We are actively bidding and negotiating additional projects. If no significant new construction contracts are finalized in the next few months, the construction division will experience a reduction in revenue in 2002.

Cost of Materials

Cost of materials decreased slightly to 81.1 percent of materials revenue from 83.6 percent in 2000. The cost decrease was due to the reduction of sales of cement that had a lower margin than the rest of our business. The cost of materials for the materials division, excluding cement, decreased to 80.5 percent in 2001 as compared to 81.5 percent in 2000.

Cost of Construction

Cost of construction increased to 82.0 percent of construction revenue in 2001 from 80.2 percent in 2000. Increased costs as a percent of revenue were due to lower profitability on some 2001 contracts. Our gross margins are also affected by the profitability of each contract and the stage of completion.

Operating Expenses

Selling, general and administrative expenses ("SG&A expense") decreased by 11.0 percent to $10.1 million in 2001 from $11.3 million in 2000. This decrease is primarily due to a reduction in labor cost, fees and other taxes.

Due to lower profitability, lower volumes and hurricane damages affecting certain assets, management upon its review in 2001 and 2000 of long-lived assets, determined that impairment had occurred to some of our assets. An impairment expense of $31,000 was recognized in 2001 compared to $702,000 in 2000. In 2000, goodwill recorded in connection with the purchase of our subsidiary in St. Martin was written down by $378,000 due to low profitability. In addition, in 2000 the remaining assets in Saba were determined to be impaired due to the closure of its operations, and certain obsolete equipment was also determined to be impaired.

Divisional Operating Income (Loss)

Operating income was $8,000 in 2001 compared to a loss of $1.2 million in 2000. Our materials division had operating income of $23,000 in 2001, compared to a loss of $1.6 million in 2000. This improvement is primarily due to improved profitability in most islands relating primarily to reduced cost of production as well as reduced SG&A expenses. Over the last two years we have seen an improvement in the operating earnings of the materials division. However, there are risks that this trend cannot be sustained and that the division's results may decrease in the near future. Our construction division had operating income of $1.2 million in 2001 compared to $1.3 million in 2000. This is primarily attributable to lower margins on some contracts. Due to possible lower activity in 2002, we may see reduced earnings, however, the remaining backlog is estimated to have reasonable gross profit margins.

Other Income

In 2000, we recognized a gain on the sale of our cement terminals and the concrete business in St. Thomas and the Tortola operation, in the aggregate amount of $18.3 million. We had gains on sale of other property and equipment of $71,000 in 2001 compared to $154,000 in 2000. Our interest expense decreased to $435,000 in 2001 from $913,000 in 2000 due to a substantial reduction of outstanding debt, utilizing the proceeds of our sales of operations as mentioned above. Our interest income increased to $3.5 million in 2001 compared to $2.5 million in 2000. Our interest income increased due to interest recognized on notes receivable due from the Government of Antigua and Barbuda, and to interest received on outstanding accounts and notes receivable. The minority interest allocation of losses decreased to $52,000 in 2001 from $314,000 in 2000, mainly because the losses in Puerto Rico cannot be allocated to the joint venture partners as their equity has been exhausted.

Income Taxes

Income taxes increased to $829,000 in 2001 from $716,000 in 2000. Our tax rate varies depending on the level of our earnings in the various tax jurisdictions where we operate, the tax loss carry-forwards and tax exemptions available to us. See Notes 8 and 16 of Notes to Consolidated Financial Statements.

Net Earnings (Loss)

Our net income was $2.4 million in 2001 compared to a net income of $18.5 million in 2000. This reduction in profitability was primarily attributable to the $18.3 million profit recognized on the sales of assets in the beginning of year 2000, partially offset by a net interest income increase from $1.6 million in 2000 to $3.1 million in 2001, and a reduction of our operating loss by $1.2 million.

Comparison of Year Ended December 31, 2000 with Year Ended December 31, 1999

Revenue

Our revenue was $65.2 million in 2000 and $68.0 million in 1999. This 4.1 percent decrease reflects a decrease in materials revenue, partially offset by an increase in construction revenue.

Our materials revenue decreased 7.9 percent to $51.0 million in 2000 from $55.3 million in 1999. This decrease was primarily due to the sale of the concrete operations on St. Thomas, Tortola and Dominica. Excluding the sale of these operations, materials revenue increased by 20.8 percent, primarily due to increased demand for quarry products in St. Martin and Puerto Rico and increased sales of cement in St. Croix.

Revenue from our construction division increased 12.3 percent to $14.3 million in 2000 from $12.7 million in 1999. This increase resulted primarily from increased activity with our dredge. Our backlog of unfilled portions of land development contracts at December 31, 2000 was $13.0 million involving 7 projects, as compared to $18.7 million involving 6 projects at December 31, 1999. The backlog of the contract in the Bahamas at December 31, 2000 was $12.3 million.

Cost of Materials

Cost of materials decreased slightly to 83.6 percent of materials revenue in 2000 from 83.8 percent in 1999. The cost decrease was due to improved sales volumes and, therefore, better margins on St. Martin and Puerto Rico, offset to a lesser extent by higher production costs in Antigua and lower margin on our cement sales.

Cost of Construction

Cost of construction decreased to 80.2 percent of construction revenue in 2000 from 86.5 percent in 1999. Decreased costs as a percent of revenue were due to higher profitability on some 2000 contracts, especially dredging contracts, and the completion of contracts with very low or negative margins in 1999. Our gross margins are also affected by the profitability of each contract and the stage of completion.

Operating Expenses
Selling, general and administrative expenses ("SG&A expense") decreased by 13.1 percent to $11.3 million in 2000 from $13.0 million in 1999. This decrease is primarily due to the sale of the operations in St. Thomas and Tortola and to accruals established in 1999 in connection with collective bargaining agreements. SG&A expense as a percentage of revenue decreased to 17.3 percent in 2000 from 19.1 percent in 1999.

In 1999 we reduced our provision for litigation by $1.2 million due to the settlement of two major lawsuits.

Due to lower profitability, lower volumes and hurricane damages, management upon its review in 2000 and 1999 of long-lived assets, determined that impairment had occurred to some of our assets. An impairment expense was recognized of $702,000 in 2000 compared to $805,000 in 1999. In 2000, goodwill recorded in connection with our purchase of our subsidiary in St. Martin was written down by $378,000 due to low profitability. In addition, the remaining assets in Saba were determined to be impaired due to the closure of its operations, and certain obsolete equipment was also determined to be impaired. In 1999, a significant portion of our quarry assets in Saba were written down and idle assets on St. Kitts and St. Croix were also determined to be impaired.

Divisional Operating Loss
The operating loss was $1.2 million in 2000 compared to an operating loss of $2.2 million in 1999. Our materials division had an operating loss of $1.6 million in 2000, representing an improvement of $591,000 compared to an operating loss of $2.2 million in 1999. This reduction in the loss is primarily due to improved profitability in St. Martin and Puerto Rico and accruals recorded in 1999 in connection with collective bargaining agreements, offset to a lesser extent by higher cement cost and the effect that the sale of our operations in St. Thomas, Tortola and Dominica had on our operating income in 2000. Our construction division had operating income of $1.3 million in 2000 compared to an operating loss of $301,000 in 1999, an improvement of $1.6 million. This increase is primarily attributable to improved margins and a $200,000 write down of a note in 1999.

Other Income (Deductions)
We recognized a gain on the sale of our cement terminals and the concrete business in St. Thomas and the Tortola operation, in the aggregate amount of $18.3 million. We had gains on sale of other property and equipment of $154,000 in 2000 compared to $14,000 in 1999. Our interest expense decreased to $913,000 in 2000 from $2.4 million in 1999 due to a substantial reduction of outstanding debt, utilizing the proceeds of our sales of operations as mentioned above. Our interest income increased to $2.5 million in 2000 compared to $630,000 in 1999. Our interest income increased due to interest recognized on notes receivable due from the Government of Antigua and Barbuda, and to a lesser extent, to higher levels of cash and cash equivalents. Previously we had estimated we would record $2.1 million for year 2000 in interest from these Antigua notes, however, due to the fact that the payments received were less than anticipated, the interest recorded was $1.5 million. The decrease in payments was due to a delay in the implementation of property taxes. The minority interest allocation of losses decreased to $314,000 in 2000 from $830,000 in 1999, mainly due to improved result in our operations in Puerto Rico.

Income Taxes
Income taxes increased to $716,000 in 2000 from $273,000 in 1999. Our tax rate varies depending on the level of our earnings in the various tax jurisdictions where we operate, the tax loss carryforwards and tax exemptions available to us. See Note 8 of Notes to Consolidated Financial Statements and "Business - Tax Exemptions and Benefits."

Net Earnings (Loss)
Our net income was $18.5 million in 2000 compared to a net loss of $3.3 million in 1999. This change in profitability was primarily attributable to the profit recognized on the sales of assets in the beginning of the year, net interest income, and to a lesser extent, reduced operating loss.

Liquidity and Capital Resources
We generally fund our working capital needs from operations and bank borrowings. In the construction business, we expend considerable funds for equipment, labor and supplies. Our capital needs are greatest at the start of a new contract, since we generally must complete 45 to 60 days of work before receiving the first progress payment. As a project continues, a portion of the progress billing is usually withheld as retainage until the work is complete. We sometimes provide long-term financing to customers who have previously utilized our construction services. Accounts receivable for the materials division are typically outstanding for 60 days or longer. Our business requires a continuing investment in plant and equipment, along with the related maintenance and upkeep costs.

Management believes our cash flow from operations, existing working capital, and funds available from lines of credit will be adequate to meet our needs during the next 12 months. Historically, we have used a number of lenders to finance a portion of our machinery and equipment purchases. At December 31, 2001 there were no amounts outstanding to these lenders. Management believes it has significant collateral and financial stability to be able to obtain significant financing, should it be required.

As of December 31, 2001, our liquidity and capital resources included cash and cash equivalents of $8.0 million, working capital of $16.2 million and an available line of credit of $1.0 million. Total outstanding liabilities were $14.1 million as of December 31, 2001 compared to $19.7 million a year earlier.

Cash flow provided by operating activities for the year ended December 31, 2001 was $3.3 million compared with $2.3 million for the year ended December 31, 2000. The primary use of cash for operating activities during the year ended December 31, 2001 was a decrease in accounts payable and accrued expenses of $3.2 million, an increase in receivables of $1.8 million and an increase in inventory of $807,000. The primary source of cash from operating activities was a decrease in costs and estimated earnings in excess of billings of $1.2 million and an increase in taxes payable of $467,000.

Net cash used in investing activities was $2.2 million in 2001, including purchases of property, plant, and equipment of $4.5 million. Net cash used in financing activities was $1.3 million, including purchases of treasury stock of $701,000.

We turned our fiscal year-end accounts receivable, excluding notes and employee receivables, approximately 4.6 times in 2001 compared to 5.1 times in 2000. The reduction resulted from a lower turnover rate for the construction division accounts receivable of 3.2 in 2001 as compared to 3.7 in 2000, mainly due to a $3.3 million receivable from the project in the Bahamas. This receivable was greatly reduced in January 2002 by a cash payment of $3.0 million. The materials division showed a small improvement in the turnover rate from 5.8 to 6.0. Another reason for our total turnover rate reduction is that the materials division, which had a better turnover rate than the construction division, had significantly reduced sales and receivables in 2001, therefore its weight in the composite turnover rate diminished. See Notes 3 and 12 of Notes to Consolidated Financial Statements.

We have financed some construction projects during the last six months. Included in our receivables are $3.5 million expected to be paid back within a four-year period.

On November 1, 1999, we extended a $1.0 million note to the venture in the Bahamas, secured by equipment and guarantees. The note has been paid in full. As of December 31, 2001, we had trade receivables from the venture of approximately $3.3 million. Subsequent to the year-end we have received $3.6 million in payments and billed an additional $1.2 million.

We entered into a credit agreement with a Caribbean bank in November 1996 for a total credit of $7.0 million. One part of the credit agreement is a term loan for $6.0 million, which was fully paid in 2000. The second part was a revolving line of credit of $1.0 million. We did not seek to renew the credit line in July 2001.

We have a $1.0 million unsecured overdraft facility from a commercial bank in the United States. The facility is due on demand and bears interest at a rate variable with LIBOR. The bank can demand repayment of the loan and cancellation of the overdraft facility, if certain financial or other covenants are in default. At December 31, 2001, we had no borrowings outstanding under this line. This facility was put in place to help cash management strategies and is seldom utilized.

At December 31, 2001 we had borrowed $2.8 million from the Company President. The note to the President is unsecured and bears interest at the prime rate. Presently, $1.0 million is due on demand and $1.8 million is due on July 1, 2003. The President has the option to make the note due on demand should a "Change of Control" occur. A Change of Control has occurred if a person or group acquires 15 percent or more of the common stock or announces a tender offer that, if successful, would result in ownership by a person or group of 15 percent or more of the common stock.

We purchase equipment as needed for our ongoing business operations. We are currently replacing or upgrading some equipment used by the materials division, principally concrete trucks and quarry equipment. This resulted in a net cash expenditure of $4.5 million in 2001. At present, management believes that our inventory of construction equipment is adequate for our current contractual commitments and operating activities. New construction contracts may, depending on the nature of the contract and job location and duration, require us to make significant investments in heavy construction equipment. During 2001 we sold equipment with an original cost basis of $1.3 million and a net book value of $879,000. The net proceeds consisting of cash and notes receivable were $968,000. We realized a gain of approximately $71,000 on these transactions. We believe we have available funds or can obtain sufficient financing for our contemplated equipment replacements and additions.

In September 2001 the Company decided to stop its operations on Aguadilla, Puerto Rico. There was no material impact on the Consolidated Financial Statements. The Company has leased, with option to buy, its equipment on this site to a company controlled by one of the joint venture owners of the Company's subsidiary in Puerto Rico. The lease rate should generate a small income after depreciation and interest on the equipment.

Our notes receivable at December 31, 2001 include $7.2 million in promissory notes from the Government of Antigua with approximately $205,000 classified as a current receivable. See Notes 3, 8 and 16 of Notes to Consolidated Financial Statements.

We have not guaranteed any other person's or company's debt. We have not entered into any currency or interest options, swaps or future contracts, nor do we have any off-balance sheet debts or transactions.

We are sometimes involved in litigation; the outcome of such litigation may in the future have an impact on our liquidity.

Related Party Transactions

We have certain transactions with some of our Directors or employees. See Note 12 of Notes to the Consolidated Financial Statements.

We lease from the Company President, Mr. Donald L. Smith, Jr., a 3.4-acre parcel of real property in Deerfield Beach, Florida. This property is being used for our equipment logistics and maintenance activities. The annual rent for the period 1996 through 2001 was $49,000, which was below market rent. In January 2002 a new 5-year agreement was signed, the rent was increased to $90,000. This rent was based on comparable rental contracts for similar properties in Deerfield Beach.

We have borrowed $2.8 million from Mr. Smith to provide long-term financing to the Company. The loan is documented with an unsecured note; of which $1.0 million is payable on demand and $1.8 million is due on July 1, 2003. The interest charged by Mr. Smith is the prime rate. We believe that these terms are similar to what the Company would be able to achieve if we were to borrow this money from a bank. See Liquidity and Capital Resources above.

We have a $24.0 million construction contract with an entity in the Bahamas. Mr. Smith and one of the Directors, Mr. Robert A. Steele, are minority shareholders in the entity. Mr. Smith is a member of the entity's managing committee. We believe the contract has been entered into at arm's length and at terms and conditions that we would offer our other customers. Prices established for the work are dependant on market conditions and unique conditions to the environment of the Bahamas. In connection with this contract, the Company has recorded revenue of $5.2 million during 2001. The backlog on the contract as of December 31, 2001 was $7.2 million. The project received its final financing in January 2002. As of December 31, 2001 we had trade receivables from the venture of approximately $3.3 million. Subsequent to year-end the Company received $3.6 million in payments from the venture and billed an additional $1.2 million.

Our joint venture subsidiary in Puerto Rico has transactions with the joint venture partners. A company controlled by one of the partners provides drilling and blasting services for our quarry in Guaynabo. The price for the services are negotiated periodically, and primarily by comparison to the cost of performing that work by ourselves. The subsidiary recently entered into a 36-month lease agreement for equipment located in the Aguadilla facility with another company controlled by this partner. The agreement also contains an option to buy the equipment. The price of the lease and the sales price of the equipment were negotiated between the parties at arm's length. There are no clear comparable prices in the market place, and no third party evaluation of the fairness of the transaction was completed. The subsidiary will recuperate its recorded book value of the assets, should the purchase option be exercised.

The same subsidiary sells a significant portion of its products to a company controlled by another joint venture partner. This partner is controlled by one of our Directors, Jose A. Bechara, Jr. Esq. The price of the products is governed by firm supply agreements, renegotiated every other year. Comparable prices from other quarries are studied and used in the price negotiation.

Other assets include amounts due from officers and employees as a result of payments made by the Company pursuant to a split-dollar life insurance plan. Our advances to pay premiums are secured by a pledge of the cash value of the issued policies. Amounts due to the Company under the split-dollar life insurance plan were $943,638 in 2001 and $853,488 in 2000, respectively.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations"; SFAS No. 142, "Goodwill and Other Intangible Assets"; and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." The most significant changes made by SFAS No. 141 are requiring the purchase method of accounting for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill, and requiring that unallocated negative goodwill be written off immediately as an extraordinary gain. We do not expect a material impact from the adoption of SFAS No. 141 on our Consolidated Financial Statements.

SFAS No. 142 supersedes APB 17, "Intangible Assets," and primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS No. 142 are that goodwill and intangible assets with indefinite lives will no longer be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. We do not expect a material impact from the adoption of SFAS No. 142 on our Consolidated Financial Statements.

SFAS No. 143 requires that entities record, as a liability, obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We do not expect a material impact from the adoption of SFAS No. 143 on our Consolidated Financial Statements.

In August 2001, the FASB approved the issuance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and certain parts of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of the adoption of this statement, but believe it will not materially affect our financial position or results of operations.

Environmental Matters

We are involved, on a continuing basis, in monitoring our compliance with environmental laws and in making capital and operating improvements necessary to comply with existing and anticipated environmental requirements. While it is impossible to predict with certainty, management currently does not foresee such expenses in the future as having a material effect on our business, results of operations, or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks due primarily to changes in interest rates, which it manages primarily by managing the maturities of its financial instruments. The Company does not use derivatives to alter the interest characteristics of its financial instruments. Management does not believe a change in interest rate will materially affect the Company's financial position or results of operations.

The Company has significant operations overseas. Generally, all significant activities of the overseas affiliates are recorded in their functional currency, which is generally the currency of the country of domicile of the affiliate. The foreign functional currencies that the Company deals with are Netherlands Antilles Guilders, Eastern Caribbean Units, French Francs and Euros. The first two are pegged to the U.S. dollar and have remained fixed for many years. Management does not believe a change in the French Franc or Euro exchange rate will materially affect the Company's financial position or result of operations. The French operations are less than 10 percent of the Company's total operations.

Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Devcon International Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Devcon International Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Fort Lauderdale, Florida
March 19, 2002

Consolidated Balance Sheets

Assets	December 31, 2001	2000
Current assets:		
Cash and cash equivalents	$ 7,994,327	$ 8,166,954
Receivables, net	12,162,049	13,800,628
Costs and estimated earnings in excess of billings	229,056	1,405,898
Inventories	3,736,759	2,938,099
Prepaid expenses and other assets	645,665	593,691
Total current assets	24,767,856	26,905,270
Property, plant and equipment, net:		
Land	1,462,068	1,455,045
Buildings	1,135,954	1,217,706
Leasehold improvements	3,159,536	3,203,760
Equipment	49,567,905	51,090,785
Furniture and fixtures	684,849	802,615
Construction in process	2,793,580	1,024,035
	58,803,892	58,793,946
Less accumulated depreciation	(27,578,652)	(25,643,780)
	31,225,240	33,150,166
Investments in unconsolidated joint ventures and affiliates, net	315,858	281,819
Receivables, net	10,596,702	10,797,177
Other assets	1,046,091	1,001,639
Total assets	$ 67,951,747	$ 72,136,071

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	December 31, 2001	2000
Current liabilities:		
Accounts payable, trade and other	$ 4,093,229	$ 7,175,610
Accrued expenses and other liabilities	2,214,575	2,945,490
Notes payable to banks	–	300,000
Current installments of long-term debt	1,143,097	1,501,656
Billings in excess of costs and estimated earnings	414,837	535,547
Income taxes	699,118	412,454
Total current liabilities	8,564,856	12,870,757
Long-term debt, excluding current installments	2,454,809	2,464,834
Minority interest in consolidated subsidiaries	–	474,444
Deferred income taxes	205,344	366,095
Deferred gain on sale of businesses	1,142,537	2,070,859
Other liabilities	1,738,930	1,454,618
Total liabilities	14,106,476	19,701,607
Stockholders' equity:		
Common stock, $0.10 par value. Authorized 15,000,000 shares, issued 3,741,285 in 2001 and 3,836,285 in 2000, outstanding 3,586,585 and 3,664,985 shares in 2001 and 2000, respectively	374,128	383,628
Additional paid-in capital	10,133,527	10,279,284
Accumulated other comprehensive loss - cumulative translation adjustment	(2,516,382)	(2,037,502)
Retained earnings	46,941,249	45,018,868
Treasury stock, at cost	(1,087,251)	(1,209,814)
Total stockholders' equity	53,845,271	52,434,464
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 67,951,747	$ 72,136,071

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For Each of the Years in the Three-Year Period Ended December 31, 2001

	2001	2000	1999
Materials revenue	$ 39,702,788	$ 50,956,382	$ 55,312,885
Construction revenue	15,184,727	14,291,801	12,720,918
Total revenue	54,887,515	65,248,183	68,033,803
Cost of materials	(32,181,968)	(42,607,478)	(46,364,378)
Cost of construction	(12,446,142)	(11,461,423)	(10,999,585)
Gross profit	10,259,405	11,179,282	10,669,840
Operating expenses:			
Selling, general and administrative	(10,057,669)	(11,302,430)	(13,012,443)
Provision for doubtful accounts and notes	(162,695)	(334,811)	(230,517)
Impairment of long-lived assets	(30,570)	(702,345)	(804,695)
Credit for litigation	–	–	1,160,137
Operating income (loss)	8,471	(1,160,304)	(2,217,678)
Other income (deductions):			
Joint venture equity earnings (loss)	28,733	(23,166)	(17,700)
Gain on sale of property and equipment	70,678	153,561	13,620
Gain on sale of businesses	–	18,293,045	–
Interest expense	(434,802)	(913,456)	(2,408,414)
Interest income	3,524,784	2,464,971	629,735
Minority interest	51,798	313,748	830,484
Other income	10,041	73,965	131,540
	3,251,232	20,362,668	(820,735)
Income (loss) before income taxes	3,259,703	19,202,364	(3,038,413)
Income taxes	(829,334)	(715,756)	(273,231)
Net earnings (loss)	$ 2,430,369	$ 18,486,608	$ (3,311,644)
Earnings (loss) per common share - basic	$ 0.67	$ 4.80	$ (0.74)
Earnings (loss) per common share - diluted	$ 0.61	$ 4.40	$ (0.74)
Weighted average number of common shares outstanding - basic	3,631,703	3,850,566	4,481,304
Weighted average number of common shares outstanding - diluted	3,963,278	4,201,537	4,481,304

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

DEVCON INTERNATIONAL CORP.

For Each of the Years in the Three-Year Period Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1998	$449,894	$12,064,133	$ (859,376)	$31,985,908	–	$43,640,559
Comprehensive loss:						
Net loss				(3,311,644)		(3,311,644)
Currency translation adjustment			(735,201)			(735,201)
Comprehensive loss						(4,046,845)
Repurchase of 41,800 shares					(157,504)	(157,504)
Balance at December 31, 1999	449,894	12,064,133	(1,594,577)	28,674,264	(157,504)	39,436,210
Comprehensive income:						
Net earnings				18,486,608		18,486,608
Currency translation adjustment			(442,925)			(442,925)
Comprehensive income						18,043,683
Repurchase of 805,350 shares					(5,074,229)	(5,074,229)
Retirement of 675,850 shares	(67,586)	(1,812,329)		(2,142,004)	4,021,919	–
Exercise of stock options	1,320	27,480				28,800
Balance at December 31, 2000	383,628	10,279,284	(2,037,502)	45,018,868	(1,209,814)	52,434,464
Comprehensive income:						
Net earnings				2,430,369		2,430,369
Currency translation adjustment			(478,880)			(478,880)
Comprehensive income						1,951,489
Repurchase of 97,000 shares					(700,925)	(700,925)
Retirement of 113,600 shares	(11,360)	(304,140)		(507,988)	823,488	–
Noncash stock compensation		127,843				127,843
Excercise of stock options	1,860	30,540				32,400
Balance at December 31, 2001	**$374,128**	**$10,133,527**	**$(2,516,382)**	**$46,941,249**	**$(1,087,251)**	**$53,845,271**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For Each of the Years in the Three-Year Period Ended December 31, 2001

	2001	2000	1999
Cash flows from operating activities:			
Net earnings (loss)	$ 2,430,369	$ 18,486,608	$ (3,311,644)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,895,406	5,174,699	6,371,683
Deferred income tax benefit	(152,775)	(253,898)	(19,404)
Joint venture equity (earnings) loss	(28,733)	23,166	17,700
Noncash stock compensation	127,843	–	–
Provision for doubtful accounts and notes	162,695	334,811	230,517
Impairment on long-lived assets	30,570	702,345	804,695
Gain on sale of property and equipment	(70,678)	(153,561)	(13,620)
Gain on sale of business	–	(18,293,045)	–
Credit for litigation	–	–	(1,160,137)
Minority interest in loss of consolidated subsidiaries	(51,798)	(313,748)	(830,484)
Changes in operating assets and liabilities:			
(Increase) in receivables	(1,781,028)	(4,455,005)	(512,426)
Decrease (increase) in costs and estimated earnings in excess of billings	1,176,842	(1,147,118)	451,777
(Increase) decrease in inventories	(806,664)	2,788	625,161
(Increase) decrease in other current assets	(59,950)	135,356	(136,555)
(Increase) decrease in other assets	(90,151)	951	(56,761)
(Decrease) increase in accounts payable and accrued expenses	(3,162,787)	2,268,072	(956,287)
(Decrease) increase in billings in excess of costs and estimated earnings	(120,710)	(490,769)	711,309
Increase in income taxes payable	467,391	228,684	53,046
Increase in other non-current liabilities	355,989	45,177	90,640
Net cash provided by operating activities	$ 3,321,831	$ 2,295,513	$ 2,359,210

See accompanying notes to consolidated financial statements.

	2001	2000	1999
Cash flows from investing activities:			
Purchases of property, plant and equipment	$ (4,515,495)	$ (4,981,110)	$ (8,282,294)
Proceeds from disposition of property, plant and equipment	219,617	845,325	787,425
Proceeds and deposits from disposition of business	–	23,196,405	8,000,000
Issuance of notes	(564,000)	(414,000)	(1,016,000)
Payments on notes	2,682,546	1,888,224	4,101,724
Investments in affiliates	(5,306)	(27,904)	(57,411)
Net cash (used in) provided by investing activities	(2,182,638)	20,506,940	3,533,444
Cash flows from financing activities:			
Issuance of stock	32,400	28,800	–
Purchase of treasury stock	(700,925)	(2,684,700)	(157,504)
Proceeds from debt	1,896,761	810,389	6,952,371
Principal payments on debt	(2,240,056)	(18,609,240)	(9,339,019)
Net (repayments) borrowings on notes payable to banks	(300,000)	(325,000)	536,892
Net cash used in financing activities	(1,311,820)	(20,779,751)	(2,007,260)
Net (decrease) increase in cash and cash equivalents	(172,627)	2,022,702	3,885,394
Cash and cash equivalents at beginning of year	8,166,954	6,144,252	2,258,858
Cash and cash equivalents at end of year	$ 7,994,327	$ 8,166,954	$ 6,144,252
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 416,472	$ 986,386	$ 2,415,150
Cash paid for income taxes	$ 288,223	$ 732,702	$ 237,790
Supplemental non-cash items:			
Issuance of notes in settlement of receivables	$ 3,972,607	$ 269,220	$ 44,644
Reduction of note receivable and deferred income	$ 1,000,000	$ –	$ –
Translation loss adjustment	$ (478,880)	$ (442,925)	$ (735,201)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1 Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Devcon International Corp. and its subsidiaries (the "Company") produce and distribute ready-mix concrete, crushed stone, concrete block, and asphalt and distribute bagged cement in the Caribbean. The Company also performs earthmoving, excavating and filling operations, builds golf courses, roads, and utility infrastructures, dredges waterways and constructs deep-water piers and marinas in the Caribbean.

(b) Principles of Consolidation

These consolidated financial statements include the accounts of Devcon International Corp. and its majority-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

The Company's investments in unconsolidated joint ventures and affiliates are accounted for under the equity and cost methods. Under the equity method, original investments are recorded at cost and then adjusted by the Company's share of undistributed earnings or losses of these ventures. Other investments in unconsolidated joint ventures in which the Company owns less than 20 percent are accounted for by using the cost method.

(c) Revenue Recognition

Materials Division

Revenue is recognized when the products are delivered, invoiced at a fixed price and the collectability of the invoice is reasonably assured.

Construction Division

The Company uses the percentage-of-completion method of accounting for both financial statements and tax reports. Revenue is recorded based on the Company's estimates of the completion percentage of each project, based on the cost-to-cost method. Anticipated contract losses, when probable and estimatable, are charged to earnings. Changes in estimated contract profits are recorded in the period of change. Selling, general and administrative expenses are not allocated to contract costs. Monthly billings are based on the percentage of work completed in accordance with each specific contract. While some contracts extend longer, most are completed within one year. Revenue is recognized under the percentage-of-completion method when there is a contract for the work, with a fixed price for the work performed or a fixed price for a quantity of work delivered, and the collectability is reasonably assured.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

(e) Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management.

(f) Notes Receivable

Notes receivable are recorded at cost, less the related allowance for impaired notes receivable. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

(g) Inventories

Inventories are stated at the lower of average cost or market.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Useful lives or lease terms for each asset type are summarized below:

Buildings	15 - 40 years
Leasehold improvements	3 - 35 years
Equipment	3 - 20 years
Furniture and fixtures	3 - 10 years

(i) Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In accordance with its policy, the Company recorded charges for impairment losses in the materials segment in 2001, 2000 and 1999 of approximately $14,000, $659,000 and $471,000, respectively. The construction segment recorded charges for impairment losses in 2001, 2000 and 1999 of $17,000, $43,000 and $334,000, respectively.

Other assets, dredge equipment, asphalt plant, batch plant, generators, and other assets, not in use in Puerto Rico, St. Croix, St. Kitts and other islands were written down to net realizable value with an impairment charge of $31,000 in 2001 and $174,000 in 2000. In 2000, impairment of goodwill in St. Martin of $378,000 was determined based on future projected undiscounted cash flows compared to remaining asset value as of the end of the period. There is no remaining goodwill relating to the operations in St. Martin. In 1999, due to the planned closing of the Saba operations, the asset values in Saba were reduced to estimated net realizable value, by an impairment charge of $267, 000. During the actual closing of the plant, additional impairment of $150,000 was recognized in 2000 due to an additional write-down of inventories, unforeseen additional dismantling costs and lower than expected proceeds received upon the sale of the fixed assets. There were no remaining assets in Saba as of December 31, 2000. A dredge was impaired due to obsolescence in 1999.

(j) Foreign Currency Translation

All balances denominated in foreign currencies are remeasured at year-end rates to the respective functional currency of each consolidating company.

For those subsidiaries, with a functional currency other than the U.S. dollar, assets and liabilities have been translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated into U.S. dollars at average exchange rates during the period. The translation adjustment decreased equity by $478,880 in 2001, $442,925 in 2000, and $735,201 in 1999. Gains or losses on foreign currency transactions are reflected in the net income of the period.

The French subsidiary does not record a foreign exchange loss or gain on long-term inter-company debt. This gain or loss is deferred and combined with the translation adjustment of said subsidiary. If and when the debt is paid, in part or whole, the deferred loss or gain will be realized and will affect the net respective result of the period.

(k) Earnings (Loss) Per Share

The Company computes earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting basic and diluted earnings per share.

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed assuming the exercise of stock options and the related income tax effects if not antidilutive. For loss periods, common share equivalents are excluded from the calculation, as their effect would be antidilutive. See Note 2 of Notes to Consolidated Financial Statements for the computation of basic and diluted earnings per share.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and certain of its domestic subsidiaries file consolidated federal and state income tax returns. Subsidiaries located in U.S. possessions and foreign countries file individual income tax returns. U.S. income taxes are not provided on undistributed earnings which are expected to be permanently reinvested by foreign subsidiaries, unless the earnings can be repatriated in a tax-free manner.

(m) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(n) Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to

Notes (Continued)

Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

(o) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share data:

	2001	2000	1999
Weighted average number of common shares outstanding - basic....	3,631,703	3,850,566	4,481,304
Effect of dilutive securities:			
Options	331,575	350,971	-
Weighted average number of common shares outstanding - diluted ..	3,963,278	4,201,537	4,481,304

Options to purchase 560,300 shares of common stock at prices ranging from $2.17 to $3.75 per share were outstanding for the year ended December 31, 1999 but were not included in the computation of diluted earnings per share because the inclusion of the options would be antidilutive. The options expire on various dates.

The Company acquired a total of 97,000 of its outstanding common shares and retired 113,600 shares in 2001. As of December 31, 2001, the Company had 154,700 shares of treasury stock, which may be used for exercise of stock options, may be used for other Company purposes or retired.

3 Receivables

Receivables consist of the following:

	December 31, 2001	December 31, 2000
Materials division trade accounts	$ 7,984,474	$10,679,035
Construction division trade accounts receivable, including retainages................	4,942,402	4,248,595
Accrued interest and other receivables	25,938	338,214
Notes and bonds due from the Government of Antigua and Barbuda, net	7,318,035	7,669,420
Trade notes receivable - other..	5,951,291	5,373,493
Due from employees and officers..................	64,604	247,101
....	26,286,744	28,555,858
Allowance for doubtful accounts and notes	(3,527,993)	(3,958,053)
	$22,758,751	$24,597,805

Receivables are classified in the consolidated balance sheets as follows:

	December 31, 2001	December 31, 2000
Current assets	$12,162,049	$13,800,628
Non-current assets	10,596,702	10,797,177
	$22,758,751	$24,597,805

Included in notes and other receivables are unsecured notes due from the Government of Antigua and Barbuda (the "Government") totaling a net amount of $7,249,375 and $7,483,329 in 2001 and 2000, respectively, approximately $205,000 of which is classified as a current receivable in 2001. These notes were originally executed in connection with a construction contract in 1987. During the following nine years, eight amendments to the agreement were executed, primarily due to additional work contracted. In 1987, the notes were placed on the cost recovery method, and all payments received from the Government from agreed upon sources were recorded as reduction of the principal balance of the notes. Payments from agreed upon sources were derived from lease proceeds from a rental of a United States military base, fuel tax revenues and proceeds from a real estate venture. The contractual outstanding balance of the notes, including the balance of prepayment of taxes and duties, was $31.7 million and $32.8 million as of December 31, 2001 and 2000, respectively.

In April 2000, the Company executed the ninth amendment to the agreement with the Government and the notes were removed from the cost recovery method. The original notes receivable were consolidated into two new 15-year notes and the stated interest rate was reduced from 10 percent to 6 percent annually. Payments from agreed upon sources were expanded to include an additional monthly payment of $61,400, starting in August 2000, and up to $2.5 million in offsets against future duties and taxes to be incurred by the Company. In total, the agreement calls for $155,000 to be received monthly and $312,000 to be received quarterly, until maturity in 2015. Since April 28, 2000 the Company has been recognizing interest income on the notes under the accrual basis. The Company expects to receive principal payments against the book balance of $205,000, $196,000, $134,000, $230,000 and $372,000 during each of the next 5 years, respectively.

From time to time in the future the Company expects to incur taxes and duties in excess of the $2.5 million stipulated in the agreement. As a result, the contractual outstanding balance of the notes may be further reduced to pay these additional taxes and duties; and the notes may be paid off prior to the scheduled maturity. At the time of recording the actual duty or taxes incurred, the Company will record the offsetting payment from the Government.

Receipts on the notes were $2.9 million and $2.1 million, in 2001 and 2000, respectively. Interest income recognized in 2001, 2000 and 1999 was $2,385,842, $1,538,540 and $417,147, respectively. The Government was delayed in implementing certain property taxes, which were to provide funds for increased payments of $61,400 monthly; therefore, additional agreed-upon payments of approximately $1.0 million were not received during the 17-month period ending in December 2001. Subsequent to the ninth amendment, a new agreement was signed by the Government, which stipulates that the additional payments of $61,400 will start in 2002. The Company has received the first two additional payments in the first quarter of 2002. The Company records payments received, first to the projected principal reductions for the period, then to accrued interest, and lastly to additional reduction of principal. Interest income is recognized on the notes only to the extent payments are recorded for accrued interest.

Antigua-Barbuda Government Development Bonds 1994-1997 series amounting to $68,660 and $186,091 in 2001 and 2000, respectively, are included in the total due from the Government.

The Company also has net trade receivables from various Government agencies of $31,331 and $29,796 in 2001 and 2000, respectively.

Trade notes receivable - other consist of the following:

	December 31, 2001	December 31, 2000
Unsecured promissory notes receivable with varying terms and maturity dates	$ 249,869	$ 455,992
Notes receivable with varying terms and maturity dates, secured by real estate or equipment	2,362,128	951,058
8.0 percent note receivable, due on demand, secured by first mortgage on real property . . .	817,788	817,788
Unsecured notes receivable bearing interest at 1.0 percent over prime rate, due in monthly installments through 2005	1,946,506	–
8.0 percent note receivable, due in installments through July 2005, secured by land and building .	575,000	600,000
Note receivable bearing interest at the prime rate due in installments through November 2001, secured by equipment.	–	826,433
Note receivable bearing interest at the prime rate due in installments through December 2003, secured by land, equipment and stock ...	–	1,722,222
	$5,951,291	$5,373,493

4 Inventories

	December 31, 2001	December 31, 2000
Inventories consist of the following:		
Sand, stone, cement and concrete block	$ 3,240,910	$ 2,422,566
Maintenance parts.	175,589	275,589
Other	320,260	239,944
	$ 3,736,759	$ 2,938,099

Notes (Continued)

5 Investments in Unconsolidated Joint Ventures and Affiliates

At December 31, 2001 and 2000, the Company had investments in unconsolidated joint ventures and affiliates consisting of equity interests in a 1.2 percent equity interest in a real estate project in the Bahamas (see Note 12) and a 33.3 percent interest in a real estate company in Puerto Rico. Equity earnings of $28,733 were recognized in 2001 and an equity loss of $23,166 was recogonized in 2000, on ventures accounted for under the equity method.

6 Fair Value of Financial Instruments

The carrying amount of financial instruments including cash, cash equivalents, most of the receivables - net, other current assets, accounts payable trade and other, accrued expenses and other liabilities, and notes payable to banks approximated fair value at December 31, 2001 because of the short maturity of these instruments. The carrying value of debt and most notes receivable approximated fair value at December 31, 2001 based upon the present value of estimated future cash flows. Given the nature of the notes and lack of comparable instruments, estimation of fair value of the notes due from the Government of Antigua and Barbuda is not practicable. The carrying amount of these notes as of December 31, 2001 was $7.4 million. The effective interest rate of the notes was 33 percent in 2001. The notes call for monthly and quarterly payments until maturity in 2015.

7 Long-term Debt

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
Installment notes payable in monthly installments through 2005, bearing interest at a weighted average rate of 7.8 percent and secured by equipment with a carrying value of approximately $265,000	$ 200,006	$ 1,284,878
Unsecured note payable to the Company's President, $1,000,000 due on demand with the balance due July 1, 2003 and bearing interest at the prime interest rate	2,780,000	2,075,000
Unsecured notes payable due through 2011, bearing interest at a weighted average rate of 6.8 percent	617,900	465,987
Notes and mortgages payable in installments, bearing interest at 9.5 percent	–	140,625
Note payable to a bank under a $1,000,000 line of credit, due on demand, bearing interest at 1.0 percent over the prime rate secured by equipment and property	–	300,000
Total debt outstanding	$ 3,597,906	$ 4,266,490

The effective interest on all debt outstanding was 8.5 percent at December 31, 2001 and 9.5 percent at December 31, 2000.

Outstanding debt is shown in the consolidated balance sheets under the following captions:

	December 31, 2001	December 31, 2000
Current installments of long-term debt	$ 1,143,097	$ 1,501,656
Notes payable to banks	–	300,000
Long-term debt	2,454,809	2,464,834
	$ 3,597,906	$ 4,266,490

The total maturities of all outstanding debt subsequent to December 31, 2001 are as follows:

2002	$ 1,143,097
2003	1,826,992
2004	50,893
2005	44,892
2006	–
Thereafter	532,032
	$ 3,597,906

8 Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
2001:			
Federal	$ 358,435	$ (190,162)	$ 168,273
State	–	–	–
Foreign	623,674	37,387	661,061
	$ 982,109	$ (152,775)	$ 829,334
2000:			
Federal	$ 502,826	$ (32,539)	$ 470,287
State	–	–	–
Foreign	466,828	(221,359)	245,469
	$ 969,654	$ (253,898)	$ 715,756
1999:			
Federal	$ –	$ (19,404)	$ (19,404)
State	$ –	–	–
Foreign	292,635	–	292,635
	$ 292,635	$ (19,404)	$ 273,231

The actual expense differs from the "expected" tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34 percent to income (loss) before income taxes as follows:

	2001	2000	1999
Computed "expected" tax expense (benefit)	$ 1,108,300	$ 6,528,804	$(1,033,060)
Increase (reduction) in income taxes resulting from:			
State taxes net of federal tax expense	–	–	–
Distribution of deemed dividends	141,100	2,035,275	901,000
Intercompany interest income untaxed by foreign jurisdiction	(137,194)	–	(27,600)
Tax incentives granted to foreign subsidiaries	(399,403)	(2,864,131)	–
Nontaxable capital gains	–	(1,156,048)	–
Adjustment to prior year deemed dividends from foreign subsidiaries	–	–	(155,852)
Net operating loss not utilized	27,985	47,594	20,696
Change in deferred tax valuation allowance	(845,729)	(2,902,361)	648,759
Differences in effective rate in foreign jurisdiction and other	934,275	(973,377)	(80,712)
	$ 829,334	$ 715,756	$ 273,231

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards.

Significant portions of the deferred tax assets and liabilities result from the tax effects of temporary difference:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Allowance for bad debts	$ 165,889	$ 220,380
Net operating loss carryforwards	4,076,320	4,949,521
Reserves and other	493,805	435,492
Deferred income	388,464	366,958
Total gross deferred tax assets	5,124,478	5,972,351
Less valuation allowance	(4,464,784)	(5,310,513)
Net deferred tax assets	659,694	661,838
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	(632,673)	(787,592)
Total gross deferred tax liabilities	(632,673)	(787,592)
Net deferred tax asset (liabilities)	$ 27,021	$ (125,754)
Net deferred tax assets (liabilities):		
Net current deferred tax assets	$ 232,365	$ 240,341
Net non-current deferred tax liabilities	(205,344)	(366,095)
	$ 27,021	$ (125,754)

The valuation allowance for deferred tax assets as of December 31, 2001 was $4.5 million or about 87.1 percent of the potential deferred tax benefit.

In April 1988, the U.S. Virgin Islands Industrial Development Commission (IDC) granted one of the Company's subsidiaries a 10-year tax exemption expiring in April 1998. With some conditions and exceptions, the Company's operations related to (1) production and sale of ready-mix concrete; (2) production and sale of concrete block on St. Thomas and St. Johns and outside of the U.S. Virgin Islands; (3) production and sale of sand and aggregate; and (4) bagging of cement from imported bulk cement, are 100 percent exempt from U.S. Virgin Islands real property, gross receipts (currently 4 percent) and excise taxes, 90 percent exempt from U.S. Virgin Islands income taxes, and about 83 percent exempt from U.S. Virgin Islands customs duties. In 1998, the Company was granted a five-year extension, through April 2003, of the exemptions.

At December 31, 2001, approximately $37.8 million of foreign subsidiaries' earnings have not been distributed and no U.S. income taxes have been provided on them. These earnings are considered permanently reinvested in the

Notes (Continued)

subsidiaries' operations, unless the earnings can be repatriated in a tax-free manner, and when earned, did not require income tax recognition under U.S. laws. Should the foreign subsidiaries distribute these earnings to the parent company or provide access to these earnings, taxes of approximately $12.9 million at the U.S. federal tax rate of 34 percent, net of foreign tax credits, may be incurred.

At December 31, 2001, the Company had accumulated net operating loss carryforwards available to offset future taxable income in its Caribbean operations of about $12.2 million, which expire at various times through the year 2010.

During the fourth quarter 2001, the Company's three subsidiaries in Antigua were assessed $6.1 million in income taxes and withholding taxes for the years 1995 through 1999. The Company is appealing the assessments in the appropriate venues. The Company is owed a total of $31.7 million from the Government of Antigua and Barbuda; see further Note 3, of which $7.4 million is reflected as a receivable in the Company's financial statements. The difference between the gross balance and the reflected balance is the result of the notes receivable being on the cost recovery method from the notes inception through April 2000. In the event that the appeal is denied, the Company believes it has the right to offset any amounts owed to the Government against what is owed to the Company. Therefore, the Company believes that if any tax is accrued in the future, it will not have an immediate cash flow effect on the Company, but will result in an offset between tax owed and receivables outstanding. It is too early to predict the final outcome of the appeals process or to estimate the ultimate amount of loss, if any, to the Company. Based on the advice from local Antiguan tax consultants and local Antiguan counsel, management believes the Company's defenses to be meritorious and does not believe that the ultimate outcome will have a material adverse effect on the consolidated financial position or results of operations of the Company.

9 Foreign Subsidiaries

Combined financial information for the Company's foreign Caribbean subsidiaries, except for those located in the U.S. Virgin Islands and Puerto Rico, are summarized here:

	December 31, 2001	December 31, 2000
Current assets	$ 11,822,302	$ 7,225,459
Advances to the Company	7,734,792	9,923,726
Property, plant and equipment, net	10,933,035	11,963,903
Investments in joint ventures and affiliates, net	186,490	184,184
Notes receivable, net	9,752,049	8,218,904
Other assets	11,147	56,848
Total assets	$ 40,439,815	$ 37,573,024

	December 31, 2001	December 31, 2000
Current liabilities	$ 2,512,409	$ 3,161,433
Long-term debt	946,725	–
Equity	36,980,681	34,411,591
Total liabilities and equity	$ 40,439,815	$ 37,573,024

	2001	2000	1999
Revenue	$ 25,607,906	$ 32,419,421	$ 38,093,152
Gain on sale of business	–	9,751,585	–
Income (loss) before income taxes	3,440,105	10,343,782	(904,252)
Net earnings (loss)	2,853,800	10,309,560	(1,170,284)

10 Lease Commitments

The Company leases real property, buildings and equipment under operating leases that expire over periods of one to thirty-one years. Future minimum lease payments under noncancelable operating leases with terms in excess of one year as of December 31, 2001 are as follows:

Years ending December 31,	Operating Leases
2002	$ 1,731,406
2003	1,687,306
2004	1,559,249
2005	1,491,523
2006	1,172,523
Thereafter	2,847,334
Total minimum lease payments	$ 10,489,341

Total operating lease expense for real property and buildings was $1,977,537 in 2001, $3,473,000 in 2000 and $4,118,946 in 1999. Total operating lease and rental expense for equipment was $903,455 in 2001, $904,709 in 2000 and $788,360 in 1999. The equipment leases are normally on a month-to-month basis. Some operating leases provide for contingent rentals or royalties based on related sales and production; contingent expense amounted to $10,755 in 2001, $112,770 in 2000 and $9,422 in 1999. Included in the above minimun lease commitments are royalty payments due to the owners of the Societe des Carrieres de Grand Case (SCGC) quarry. See Note 16.

11 Segment Reporting

The Company is organized based on the products and services it provides. Under this organizational structure the Company has two reportable segments: materials and construction. Materials segment includes manufacturing and distribution of ready-mix concrete, block, crushed aggregate and cement. Construction segment consists of land development construction projects. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	December 31, 2001	2000	1999
Revenue (including intersegment):			
Materials	$ 40,985,155	$ 51,466,445	$ 55,718,952
Construction	15,282,867	14,421,338	13,289,689
Elimination of inter- segment revenue	(1,380,507)	(639,600)	(974,838)
Total	$ 54,887,515	$ 65,248,183	$ 68,033,803
Operating income (loss):			
Materials	$ 23,330	$ (1,607,653)	$ (2,198,221)
Construction	1,173,141	1,266,349	(300,594)
Credit for litigation	–	–	1,160,137
Unallocated corporate overhead	(1,188,000)	(819,000)	(879,000)
Total	$ 8,471	$ (1,160,304)	$ (2,217,678)
Total assets:			
Materials	$ 43,787,877	$ 46,852,093	$ 55,210,123
Construction	13,441,816	10,983,399	10,720,392
Other	10,722,054	14,300,579	15,983,499
Total	$ 67,951,747	$ 72,136,071	$ 81,914,014
Depreciation and amortization:			
Materials	$ 3,309,717	$ 3,596,902	$ 4,723,099
Construction	1,585,689	1,577,797	1,648,584
Total	$ 4,895,406	$ 5,174,699	$ 6,371,683
Capital expenditures:			
Materials	$ 3,709,789	$ 2,854,719	$ 7,924,195
Construction	805,706	2,126,391	358,099
Total	$ 4,515,495	$ 4,981,110	$ 8,282,294

Operating income (loss) is revenue less operating expenses. In computing operating income (loss), the following items have not been added or deducted: interest expense, income tax expense, equity in earnings from unconsolidated joint ventures and affiliates, interest and other income, minority interest and gain or loss on sales of equipment. The note receivable from the Government of Antigua and Barbuda is included in total assets, other.

Revenue by geographic area includes only sales to unaffiliated customers, as reported in the Company's consolidated statements of operations. The Company moves its equipment from country to country, therefore, to make this disclosure meaningful the geographic area separation for assets is based on the location of the legal entity owning the assets.

	December 31, 2001	2000	1999
Revenue by geographic areas:			
U.S. and its territories	$ 21,562,985	$ 25,235,399	$ 22,970,710
Netherlands Antilles	9,459,217	12,689,209	8,725,220
Antigua and Barbuda	10,534,677	12,593,564	11,822,155
French West Indies	6,384,890	9,158,988	8,718,285
Other foreign areas	6,945,746	5,571,023	15,797,433
Total	$ 54,887,515	$ 65,248,183	$ 68,033,803
Property, plant and equipment, net, by geographic areas:			
U.S. and its territories	$ 20,292,205	$ 21,186,263	$ 18,849,542
Netherlands Antilles	285,045	344,305	1,232,142
Antigua and Barbuda	6,720,267	7,280,881	8,501,170
French West Indies	3,873,834	4,206,217	4,581,460
Other foreign areas	53,889	132,500	5,178,977
Total	$ 31,225,240	$ 33,150,166	$ 38,343,291

12 Related Party Transactions

The Company leases a 3.4-acre parcel of real property in Deerfield Beach, Florida from the Company's President. Annual rent on the property was $49,303 in 2001, 2000 and 1999, respectively. The lease was renewed for five years from January 1, 2002 with an annual rent of $90,000.

At December 31, 2001, the Company had a note payable of $2.8 million to the Company's President resulting from various advances made to the Company in previous years. The note is unsecured and bears interest at the prime rate. Presently, $1.0 million is due on demand and $1.8 million is due on July 1, 2003. The President has the option to make the note due on demand should a "Change of Control" occur. A Change of Control has occurred if a person or group acquires 15 percent or more of the common stock or announces a tender offer that, if successful, would result in ownership by a person or group of 15 percent or more of the common stock. See Note 7 of Consolidated Financial Statements.

At December 31, 2001, the Company had an investment and advances totaling $186,091 representing 1.2 percent interest in a real estate joint venture in the Bahamas in which the President and one Board member also participate with equity interests of 11.3 percent and 1.0 percent, respectively. The investment is carried at cost; accordingly no income or loss has been recorded from this investment. The Company has a $23.8 million contract with the venture to perform land preparation services. In connection with this contract, the Company has recorded revenue of $5.2 million during 2001. The backlog on the contract as of December 31, 2001 was $7.2 million. The project received its final financing in January 2002.

On November 1, 1999, the Company extended a $1.0 million note to the venture in the Bahamas, secured by equipment. This note was fully paid during 2001. See Note 3 of Notes to Consolidated Financial Statements.

As of December 31, 2001, the Company had trade receivables from the venture of approximately $3.3 million. Subsequent to year-end the Company received $3.6 million in payments from the venture and billed an additional $1.2 million.

Other assets include amounts due from officers and employees as a result of payments made by the Company pursuant to a split-dollar life insurance plan. The Company's advances to pay premiums are secured by a pledge of the cash value of the issued policies. Amounts due to the Company under the split-dollar life insurance plan were $943,638 in 2001 and $853,488 in 2000, respectively.

13 Stock Option Plans

The Company adopted stock option plans for officers and employees in 1986, 1992 and 1999. While each plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Until 1996, 2002 and 2009, options to acquire up to 300,000, 350,000 and 350,000 shares, respectively, of common stock may be granted at no less than fair market value on the date of grant.

All stock options granted pursuant to the 1986 Plan not already exercisable, vest and become fully exercisable (1) on the date the optionee reaches 65 years of age and for the six-month period thereafter or as otherwise modified by the Company's Board of Directors, (2) on the date of permanent disability of the optionee and for the six-month period thereafter, (3) on the date of a change of control and for the six-month period thereafter, and (4) on the date of termination of the optionee from employment by the Company without cause and for the six-month period after termination.

Stock options granted under the 1992 and 1999 Plan vest and become exercisable in varying terms and periods set by the Compensation Committee of the Board of Directors. Options issued under the 1992 and 1999 Plan expire after 10 years.

The Company adopted a stock-option plan for directors in 1992 that terminates in 2002. Options to acquire up to 50,000 shares of common stock may be granted at no less than the fair-market value on the date of grant. The 1992 Directors' Plan provides each director an initial grant of 8,000 shares and additional grants of 1,000 shares annually immediately subsequent to their reelection as a director. Stock options granted under the Directors' Plan have 10-year terms, vest and become fully exercisable six months after the issue date. As the Directors' Plan was fully granted in 2000, the directors have received their annual options since then from the employee plans.

Stock option activity by year was as follows:

	Employee Plans		Directors' Plan	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Balance at 12/31/98	501,775	$4.67	38,000	$10.21
Granted	318,000	1.57	11,000	2.97
Exercised	–	–	–	–
Expired	(30,000)	3.75	–	–
Balance at 12/31/99	789,775	3.45	49,000	8.59
Granted	13,000	5.76	1,000	6.63
Exercised	(13,200)	1.50	–	–
Expired	(5,000)	1.50	–	–
Balance at 12/31/00	784,575	3.53	50,000	8.55
Granted	6,500	6.92	–	–
Exercised	(18,600)	1.74	–	–
Expired	(9,180)	7.00	–	–
Balance at 12/31/01	763,295	3.56	50,000	8.55
Exercisable	515,135	4.27	50,000	8.55
Available for future grant	55,500		–	

Weighted average information:

	Total Outstanding Options			Exercisable Options	
Price Range	Number of Shares	Weighted Average Exercise Price	Weighted Remaining Life	Number of Shares	Weighted Average Exercise Price
$1.50 - $2.33	455,500	$1.83	7.92 years	251,325	$2.01
$2.94 - $6.25	113,000	$3.99	6.41 years	73,000	$3.99
$6.63 - $7.00	184,795	$6.76	3.74 years	180,810	$6.75
$7.75-$14.00	60,000	$10.16	2.52 years	60,000	$10.16

The per-share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $3.88, $1.10 and $1.89, respectively, on the grant date using the Black Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected dividend yield	–	–	–
Expected price volatility	34.0%	39.8%	51.5%
Risk-fee interest rate	5.3%	6.5%	5.4%
Expected life of options...........	10 years	10 years	10 years

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, stock compensation cost of $127,843 was recognized in 2001 in the consolidated financial statements for the extension of certain stock options. Had the Company determined compensation costs based on the fair value at the grant date for our stock options under SFAS 123, the Company's consolidated net earnings or loss would have been the pro forma amounts below:

	2001	2000	1999
Net earnings (loss), as reported	$ 2,430,369	$18,486,608	$(3,311,644)
Net earnings (loss), pro forma	$ 2,317,103	$18,288,801	$(3,471,627)
Basic earnings (loss) per share from continuing operations, as reported	$ 0.67	$ 4.80	$ (0.74)
Basic earnings (loss) per share from continuing operations, pro forma	$ 0.64	$ 4.75	$ (0.77)

14 Employee Benefit Plans

The Company sponsors a 401(k) plan for some employees over the age of 21 with 1,000 hours of service in the previous 12 months of employment. The Company matches employee contributions up to 3 percent of an employee's salary. Company contributions totaled $138,544 in 2001, $140,257 in 2000 and $167,975 in 1999.

Notes (Continued)

15 Costs and Estimated Earnings on Contracts

Included in the accompanying consolidated balance sheets under the following captions:

	December 31, 2001	December 31, 2000
Costs and estimated earnings in excess of billings	$ 229,056	$ 1,405,898
Billings in excess of costs and estimated earnings	(414,837)	(535,547)
	$ (185,781)	$ 870,351

	December 31, 2001	December 31, 2000
Costs incurred on uncompleted contracts	$ 19,770,486	$ 4,810,581
Costs incurred on completed contracts	7,866,967	22,345,159
Estimated earnings	5,730,422	6,212,302
	33,367,875	33,368,042
Less: Billings to date	(33,553,656)	(32,497,691)
	$ (185,781)	$ 870,351

16 Commitments and Contingencies

The Company has contingent obligations and has made guarantees in connection with acquisitions, joint ventures, employee and construction bonding and a tax exemption. As part of the 1995 acquisition of Societe des Carrieres de Grand Case ("SCGC"), a French company operating a ready-mix concrete plant and quarry in St. Martin, the Company agreed to pay the quarry owners, who were also the owners of SCGC, a royalty payment of $550,000 per year through August 2005. The agreement may be renewed, at the Company's option, for a successive five-year period and would require annual payments of $550,000 per year. At the end of the 15-year royalty period, the Company has the option to purchase this 50-hectare property for $4.4 million.

In June 2000, the Company entered into an amended Life Insurance and Salary Continuation Agreement with the Company President. The President shall receive a retirement benefit upon the sooner of his retirement from his position after March 31, 2003, or a change in control of the Company. Benefits to be received shall equal 75 percent of his base salary, and shall continue for the remainder of his life. In the event that a spouse survives him, then the surviving spouse shall receive a benefit equal to 100 percent of his base salary for the shorter of five years or the remainder of the surviving spouse's life. The Company will recognize the expense of the retirement agreement over his expected remaining period of active employment with the Company. The expense related to this agreement was $480,000 and $220,000 in 2001 and 2000, respectively. The accrued liability in connection with this agreement was $700,000 and $220,000 as of December 31, 2001 and 2000, respectively, and the Company estimates to accrue an additional $612,000 through March 2003. At that point the Company estimates the total accrual will be sufficient to cover its obligations under the aforementioned agreement.

During the fourth quarter 2001, the Company's three subsidiaries in Antigua were assessed $6.1 million in income taxes and withholding taxes for the years 1995 through 1999. The Company is appealing the assessments in the appropriate venues. The Company is owed a total of $31.7 million from the Government of Antigua and Barbuda; see further Note 3, of which $7.4 million is reflected as a receivable in the Company's financial statements. The difference between the gross balance and the reflected balance is the result of the notes receivable being on the cost recovery method from the notes inception through April 2000. In the event that the appeal is denied, the Company believes it has the right to offset any amounts owed to the Government against what is owed to the Company. Therefore, the Company believes that if any tax is accrued in the future, it will not have an immediate cash flow effect on the Company, but will result in an offset between tax owed and receivables outstanding. It is too early to predict the final outcome of the appeals process or to estimate the ultimate amount of loss, if any, to the Company. Based on the advice from local Antiguan tax consultants and local Antiguan counsel, management believes the Company's defenses to be meritorious and does not believe that the ultimate outcome will have a material adverse effect on the consolidated financial position or results of operations of the Company.

In the fall of 2000, Virgin Islands Cement and Building Products, Inc. ("VICBP"), a subsidiary of the Company, was under contract with the Virgin Islands Port Authority ("VIPA") for the construction of the expansion of the St. Croix Airport. During the project, homeowners and residents of the Yellow Cedar Housing Community, located next to the end of the expansion project, claimed to have experienced several days of excessive dust in their area as a result of the ongoing construction work. The homeowners of Yellow Cedar have filed two separate lawsuits against VIPA and VICBP as co-defendants. One suit, filed in the U.S. District Court by Mariepaul Antoine, Benjamin Ashe, et. al, vs. VIPA et. al, case #2001,63 R/F, seeks equitable relief from nuisance, specific performance and damages. The second suit, Louisa Williams et. al vs. VIPA et. al filed in the Territorial Court of the U.S.V.I. case #548/2000 seeks equitable relief from nuisance, specific performance and damages. In both cases, VICBP as defendant has agreed to indemnify VIPA for any civil action created during the course of work. Reliance Insurance Company ("Reliance"), the general liability carrier for VICBP, has taken the legal position that "dust" is a pollutant and, therefore, the pollution exclusion clause applies and as a result denies liability insurance coverage to VICBP. The Company has started litigation against Reliance to obtain insurance coverage. Corporate counsel in Florida, as well as in the U.S. Virgin Islands, have advised the Company that laws now in place should enable the courts to force Reliance Insurance Company to defend VICBP against both legal actions brought by lawsuits mentioned above. Reliance declared bankruptcy in October 2001 and the Company has informed the Florida Guarantee Insurance Fund of its claim. It is too early to predict the final outcome of this matter or to estimate the potential risk of loss, if any, to the Company.

In the late 1980s, Bouwbedrijf Boven Winden, N.V., ("BBW") currently a Devcon subsidiary in the Netherlands Antilles, supplied concrete to a large apartment complex on the French side of St. Maarten. In the early 1990s the buildings began to develop exterior cracking and "popouts." In November 1993, BBW was named one of several defendants including the building's insurer, in a suit filed by Syndicat des Coproprietaires la Residence Le Flamboyant (condominium owners association of Le Flamboyant), in the French court "Tribunal de Grande Instance de Paris", case No. 510082/93. A French court assigned an expert to examine the cause of the cracking and popouts and to determine if the cracking/popouts are caused by a phenomenon known as alkali reaction (ARS). The expert found, in his report dated December 3, 1998, that BBW was responsible for the ARS. The plaintiff is seeking unspecified damages, including demolition and replacement of the 272 apartments. Based on the advice of legal counsel, a judgment assessed in a French court would not be enforceable against a Netherlands Antilles company. Thus, in order to obtain an enforceable judgment, the plaintiff would have to file a successful claim in an Antillean court. It is too early to predict the final outcome of this matter or to estimate the potential risk of loss, if any, to the Company. Due to the lack of enforceability, the Company decided not to continue the defense in the French court. Therefore, the Company may not be aware of developments of the court proceedings. Management believes the Company's defenses to be meritorious and does not believe that the outcome will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

The Company sold substantially all of its interest in a real estate joint venture with the Government of Antigua and Barbuda to a third party in 1990. In connection with this sale, the purchaser assumed the Company's guarantee of payment to the Government of Antigua and Barbuda made upon the formation of the joint venture. This guarantee, which would become an obligation of the Company in the event of a default by the purchaser, provides the net profits from the joint venture's operations will equal or exceed $20,000 per month. No liability has been incurred by the Company nor have payments been made by the Company or the purchaser in connection with this guarantee. The guarantee expires upon the earlier of the sale or disposal by the venture of its real estate or September 2003. There are no current plans to sell or dispose of any of the venture's property.

The Company is subject to federal, state and local environmental laws and regulations. Management believes that the Company is in compliance with these laws and regulations. Compliance with environmental protection laws has not had a material adverse impact on the Company's consolidated financial condition or results of operations and is not expected to have a material adverse impact in the foreseeable future.

The Company is involved in other litigation and claims arising in the normal course of business. The Company believes that such litigation and claims will be resolved without a material adverse effect on the Company's consolidated financial position or results of operations.

17 Business and Credit Concentrations

The Company's customers are concentrated in the Caribbean and are primarily involved in contracting. Credit risk may be affected by economic and political conditions in the countries where the Company operates. Potential concentrations of credit risk include receivables and costs and estimated earnings in excess of billings . No single customer accounted for more than 10 percent of the Company's sales in 2001, 2000 or 1999 and there are no receivables from a single customer that represent more than 10 percent of total receivables as of December 31, 2001 or 2000, other than the notes receivable from the Government of Antigua and Barbuda and the receivable from the construction project in the Bahamas. Although receivables are generally not collateralized, the Company may place liens or their equivalent in the event of nonpayment. The Company estimates an allowance for doubtful accounts based on the creditworthiness of customers as well as general economic conditions of the countries where it operates. An adverse change in these factors would affect the Company's estimate of bad debts.

The Company has a construction project with a backlog of

$7.2 million. A subsidiary and two of the Company's directors are minority partners of, and the Company's President is a member of, the managing committee of the entity developing the project. See further Note 12.

The Company has separate union agreements with its employees on St. Thomas, St. Croix and Antigua. The agreement on St. Thomas expires March 2003, on St. Croix March 2006 and on Antigua November 2003. The Company renewed the union contracts for St. Croix and Antigua during 2001. In the past there have been no labor conflicts.

Management believes the Company's ability to produce its own sand and stone gives it a competitive advantage because of the substantial investment required to produce sand and stone, the difficulty in obtaining the necessary environmental permits to establish quarries, and the moratorium on mining beach sand imposed by most Caribbean countries. If the Company is unable to produce its own sand and stone, the consolidated financial position, results of operations, or cash flows could be adversely affected.

18 Sale of Businesses

In January 7, 2000, the Company closed a transaction to sell certain concrete related assets on St. Thomas, USVI and the subsidiary Devcon Masonry Products (BVI), Ltd. to a purchaser and the purchaser's related parties. The selling price was $6.0 million in cash, a note for $2.5 million payable over three years and 420,100 shares of Devcon International Corp. held by the buyer. The shares were valued at $2.4 million at the day of closing. The book value of the assets sold, including certain expenses and deferred gain due to a $1.0 million contingency accrual, was $8.7 million. Therefore, the Company realized in the first quarter of 2000 a gain on this transaction before tax of $2.2 million. During 2001 the contingency was resolved and the outstanding note was reduced by $1.0 million and the remaining note was fully paid during 2001.

On February 3, 2000, the Company closed a transaction to sell real property in St. Croix. The selling price was $2.3 million in cash, and the book value of the property was $1.9 million. As a result, the Company realized a gain on the transaction of approximately $336,000 before taxes.

On February 22, 2000, the Company closed a transaction to sell certain bulk cement terminal assets on four of the islands in the Caribbean. The purchasers were Union Maritima International (UMAR) and some of its affiliated companies. The selling price was $19.6 million in cash. The book value of the assets, including certain expenses and contingency accruals, was $3.8 million, resulting in a gain on the transaction of $15.8 million before taxes. The Company simultaneously entered into an agreement to manage the terminals for one year. This management agreement was amended and renewed on March 1, 2001 for an additional year, with a 90-day termination option for both parties. The Company also entered into a supply agreement to buy cement from the terminals for five years for its own use in the Company's batch and block plants. The agreement has stipulations so that the Company will be able to enjoy the best price available in the local market from any cement supplier. The Company sold cement to third parties in 1999 and entered into a one-year contract to distribute cement on these four islands. This distribution agreement was terminated on March 1, 2001. The Company has continued to distribute cement on a non-exclusive basis on some of the islands for the buyers.

On March 16, 2000, the Company closed on a related transaction to sell its subsidiary in Dominica to an affiliated company of UMAR. The selling price was $4.1 million plus an earnout of 50 percent of the profits or losses of a portion of the Company's operations. The book value of the assets, including certain expenses and contingency accruals, was $3.0 million. The gain of approximately $1.1 million on the transaction will be deferred to the first quarter of 2002, when the earnout period has finished. The Company received earnout payments from the former subsidiary of $72,000 in 2001, which has been added to the deferred income.

The Company has used the proceeds from these transactions to pay off most of its equipment financing debt, bank debt and other debt. The original gain on sale of businesses during 2000 was computed as follows:

Aggregate selling price	$36,849,822
Assets sold:	
Receivables	(2,155,172)
Inventory	(857,146)
Property, plant and equipment	(11,562,801)
Intangibles	(573,323)
Other assets	(528,947)
	(15,677,389)
Liabilities assumed:	
Accounts payable	353,768
Income taxes	84,153
	437,921
Selling expenses	(269,965)
Sales related accruals	(976,485)
Total gain on sale of businesses	20,363,904
Deferred gain on sale of businesses	(2,070,859)
Gain on sale of businesses	$18,293,045

Corporate Information

DEVCON INTERNATIONAL CORP.

OFFICERS

DONALD L. SMITH, JR.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

RICHARD L. HORNSBY
EXECUTIVE VICE PRESIDENT

HENRY C. OBENAUF
VICE PRESIDENT–ENGINEERING

JAN A. NORELID
VICE PRESIDENT–FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

DONALD L. SMITH, III
VICE PRESIDENT–CONSTRUCTION OPERATIONS

BEVERLY ZIROLLA
SECRETARY

GENERAL COUNSEL

GREENBERG TRAURIG, P. A.
MIAMI, FLORIDA

AUDITORS

KPMG LLP
FORT LAUDERDALE, FLORIDA

TRANSFER AGENT

REGISTRAR AND TRANSFER COMPANY
CRANFORD, NEW JERSEY

DIRECTORS

DONALD L. SMITH, JR.
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

ROBERT A. STEELE
INVESTOR

ROBERT L. KESTER
FORMER CHAIRMAN, BIG SKY WESTERN BANK

RICHARD L. HORNSBY
EXECUTIVE VICE PRESIDENT OF THE COMPANY

W. DOUGLAS PITTS
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE COURTELIS COMPANY

JOSE A. BECHARA, JR.
PRESIDENT AND CEO EMPRESAS BECHARA, INC.

DEVCON SUBSIDIARIES

ANTIGUA
ANTIGUA CEMENT, LTD.
ANTIGUA DEVELOPMENT AND CONSTRUCTION, LTD.
ANTIGUA HEAVY CONSTRUCTORS, LTD.
ANTIGUA MASONRY PRODUCTS, LTD.

BAHAMAS
BAHAMAS CONSTRUCTION AND DEVELOPMENT, LTD.

CAYMAN ISLANDS
CARIBBEAN CEMENT CARRIERS, LTD.

PUERTO RICO
PUERTO RICO CRUSHING COMPANY, INC.

SABA
BOUWBEDRIJF BOVEN WINDEN (SABA), N.V.

ST. KITTS
CARIBBEAN MASONRY PRODUCTS, LTD.

ST. MAARTEN/MARTIN
BOUWBEDRIJF BOVEN WINDEN, N.V
CRAMER CONSTRUCTION, N.V.
PROAR CONSTRUCTION MATERIALS COMPANY, N.V.
SOCIETE DES CARRIERES DE GRAND CASE, S.A.R.L.

UNITED STATES VIRGIN ISLANDS
M21 INDUSTRIES, INC.
V.I. CEMENT AND BUILDING PRODUCTS, INC.

UNITED STATES
DEVCON CARIBBEAN PURCHASING CORP.

FORM 10-K

FORM 10-K, THE REPORT FILED ANNUALLY WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE FREE UPON REQUEST TO:
JAN A. NORELID
VICE PRESIDENT
CORPORATE OFFICE

CORPORATE OFFICE

DEVCON INTERNATIONAL CORP.
1350 E. NEWPORT CENTER DRIVE
SUITE 201
DEERFIELD BEACH
FLORIDA 33442
954/429-1500

DEVCON
INTERNATIONAL CORP.